Exhibit 99.1

NR-16-06

GOLD RESERVE INC. ANNOUNCES EXTENSION OF MEMORANDUM OF UNDERSTANDING WITH THE VENEZUELAN GOVERNMENT

SPOKANE, WASHINGTON, April 25, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) announced today that, by mutual agreement, the Company and the Bolivarian Republic of Venezuela have extended the previously announced February 24, 2016 Memorandum of Understanding (the “MOU”) from April 24, 2016 to May 12, 2016.

The MOU contemplates settlement, including payment and resolution, of the arbitral award granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Brisas Project, the transfer of the related technical mining data previously compiled by the Company, as well as the development of the Brisas and the adjacent Cristinas gold-copper project, which would be combined into one project by the Company and Venezuela.

The parties are working diligently to prepare the necessary documentation to complete the transactions and require more time to accomplish this.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the MOU. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including without limitation the risk that the Company and Venezuela may not be able to reach agreement on definitive documentation for the transactions contemplated by the MOU, the transactions contemplated by the MOU may otherwise not be completed, Venezuela may not be able to obtain financing on favorable terms, if at all, to fund the contemplated payments to the Company pursuant to the Award and for its mining data and the anticipated capital costs of the Brisas-Cristinas Project and the approval of the National Executive Branch of the Venezuelan government to create a Special Economic zone or otherwise provide tax and other economic benefits for the activities of the mixed company contemplated by the MOU may not be obtained.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”